Exhibit 99.1

INVENTIVA S.A.

A joint-stock company (société anonyme) with a share capital of 1,391,512.74 euros

Registered office: 50, rue de Dijon, 21121 Daix, France

Dijon Trade and Companies Register 537 530 255

Unaudited interim condensed consolidated statement of financial position

(in thousands of euros)

Non-current assets	Notes	Dec. 31, 2024	June 30, 2025
Intangible assets	4.1	48	85
Property, plant and equipment	4.2	5,005	3,985
Deferred tax assets	4.3	217	192
Investments accounted for using the equity method	4.4	1,139	835
Other non‑current assets	4.5	1,047	1,047
Total non‑current assets		7,456	6,144
Current assets
Trade receivables and others	4.6	531	10,764
Tax receivables	4.6	4,941	1,163
Other current assets	4.6	9,476	38,808
Cash and cash equivalents	4.7	96,564	122,076
Total current assets		111,511	172,811
Total assets		118,967	178,955

Shareholders’ equity	4.8
Share capital		957	1,392
Premiums related to share capital		249,160	376,755
Reserves		(173,151)	(211,513)
Translation reserve		600	340
Net loss for the period		(184,212)	(175,882)
Total Shareholders’ equity	4.8	(106,647)	(8,909)
Long-term debt	4.9	48,460	51,599
Long-term debt - derivatives	4.9	24,315	42,251
Royalty certificates liabilities	4.9	29,207	33,415
Provisions for retirement benefit obligations	4.11	1,762	891
Long‑term contract liabilities		107	126
Other non-current liabilities	4.12	1,032	1,126
Total non‑current liabilities		104,883	129,406
Short‑term debt	4.9	5,868	5,533
Short-term debt - derivatives	4.9	73,400	—
Short-term provisions	4.10	—	3,051
Trade payables	4.13	32,862	34,703
Other current liabilities	4.12	8,600	15,170
Total current liabilities		120,731	58,458
Total liabilities		225,614	187,864
Total liabilities and shareholders’ equity		118,967	178,955

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of (income) loss

(in thousands of euros)

		Six months ended
	Notes	June 30, 2024	June 30, 2025
Revenues	5.1	41	4,454
Other income	5.1	2,693	1,156
Total revenues and other income	5.1	2,734	5,610
Research and development costs	5.2	(46,822)	(44,890)
Marketing — Business development expenses	5.2	(598)	(746)
General and administrative expenses	5.2	(7,701)	(14,713)
Other operating income (expenses)	5.3	138	(8,202)
Operating profit (loss)		(52,249)	(62,940)
Financial income	5.4	9,093	2,427
Financial expenses	5.4	(5,586)	(115,651)
Financial income (loss)		3,507	(113,224)
Share of net loss - Equity method	5.5	(168)	(220)
Income tax	5.6	(119)	503
Net loss for the period		(49,029)	(175,882)
Basic/diluted loss per share (euros/share)		(0.94)	(1.62)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	5.7	51,982,093	108,839,636

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of comprehensive (income) loss

(in thousands of euros)

	Six months ended
	June 30, 2024	June 30, 2025
Net loss for the period	(49,029)	(175,882)
Items that will be reclassified subsequently to profit or loss	(220)	(260)
Currency translation differences - equity method	(286)	(183)
Currency translation differences	66	(77)
Items that will not be reclassified subsequently to profit or loss	74	93
Remeasurement of defined benefit plans	74	93
Total other comprehensive loss	(146)	(167)
Total comprehensive loss	(49,175)	(176,049)

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of changes in shareholders’ equity

(in thousands of euros)

		Share capital
				Premiums
		Number of		related to	Net profit	Translation		Shareholders’
	Notes	shares	Amount	share capital	(loss)	Reserves	Reserves	equity
At December 31, 2024		95,662,391	957	249,160	(184,212)	600	(173,151)	(106,647)
Net loss for the period		—	—	—	(175,882)	—	—	(175,882)
Remeasurement of defined benefit plans		—	—	—	—	—	93	93
Currency translation differences		—	—	—	—	(260)	—	(260)
Total comprehensive loss		—	—	—	(175,882)	(260)	93	(176,049)
Appropriation of 2024 net income (loss)	4.8	—	—	—	184,212	—	(184,212)	—
Issue of ordinary shares (1)	4.8	43,488,883	435	135,115	—	—	—	135,550
Transaction costs	4.8	—	—	(7,519)	—	—	—	(7,519)
Issue of prefunded warrants (2)	4.9	—	—	—	—	—	138,130	138,130
Share-based payment compensation expenses	4.8	—	—	—	—	—	8,009	8,009
Treasury shares	4.8	—	—	—	—	—	85	85
Other		—	—	—	—	—	(467)	(467)
June 30, 2025		139,151,274	1,392	376,755	(175,882)	340	(211,513)	(8,909)
(1)	Corresponding mainly to the share capital increase consisting of the issuance of 42,488,883 new ordinary shares (see Note 4.8 Shareholders’ equity)
(2)	Corresponding to the issuance of 43,437,036 pre-funded warrants (see Note 4.9 – Financial Debt – Short term Derivatives)

		Share capital
				Premiums
		Number of		related to	Net profit	Translation		Shareholders’
	Notes	shares	Amount	share capital	(loss)	Reserves	Reserves	equity
At December 31, 2023		52,115,807	521	201,862	(110,426)	596	(124,584)	(32,032)
Net loss for the period		—	—	—	(49,029)	—	—	(49,029)
Remeasurement of defined benefit plans		—	—	—	—	—	74	74
Currency translation differences		—	—	—	—	(220)	—	(220)
Total comprehensive income		—	—	—	(49,029)	(220)	74	(49,175)
Appropriation of 2023 net income (loss)	4.8	—	—	—	110,426	—	(110,426)	—
Share-based payment compensation expenses	4.8	—	—	—	—	—	2,238	2,238
BSA share warrants subscription premium	4.8	361,381	4	(4)	—	—	(6)	(6)
Treasury shares	4.8	—	—	—	—	—	(138)	(138)
Other		—	—	—	—	—	41	41
June 30, 2024		52,477,188	525	201,859	(49,029)	375	(232,789)	(79,060)

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of cash flows

(in thousands of euros)

	Notes	June 30, 2024	June 30, 2025
Net loss for the period		(49,029)	(175,882)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions		1,878	4,109
Gross value of tangible and intangible assets sold		—	14
Deferred and current taxes		22	(571)
Tax credits		(2,657)	(1,125)
Cost of debt		5,180	9,598
Share‑based compensation expense		2,238	8,009
Share of net profit of associates and joint ventures accounted for using the equity method		8	220
Exchange (gains) / losses		(73)	908
Fair value variation through profit and loss		(8,506)	102,640
Cash flows used in operations before tax, interest and changes in working capital		(50,939)	(52,080)
Decrease / (increase) in operating and other receivables		4,075	(14,491)
Increase / (decrease) in operating and other payables		(2,409)	8,438
Decrease / (increase) in inventories		24	—
Tax credit received		5,333	4,915
Other(1)		(4,426)	(507)
Tax, interest and changes in operating working capital		2,597	(1,645)
Net cash used in operating activities		(48,342)	(53,725)

Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets		(255)	(57)
Disposals of property, plant and equipment and intangible assets		90	—
Decrease / (Increase) in short-term deposit accounts	4.6	70	(24,742)
Increase / (Decrease) in other non-current financial assets	4.5	9,008	—
Net cash flows provided by (used in) investing activities		8,912	(24,799)

Cash flows provided by financing activities
Capital increase	4.8	6	57,370
Transaction costs related to capital increase	4.8	—	(7,519)
Issue of prefunded warrants	4.9	—	58,206
Subscription of borrowings	4.9	24,911	—
Repayment of debt	4.9	(1,177)	(1,791)
Repayment of lease liabilities	4.9	(1,173)	(1,317)
Interests paid		—	(168)
Net cash flows provided by financing activities		22,568	104,780

Net increase (decrease) in cash and cash equivalents		(16,863)	26,257
Cash and cash equivalents at beginning of period	4.7	26,918	96,564
Exchange gains / (losses)		92	(744)
Net cash and cash equivalents at the end of period		10,147	122,076
(1)	Including a €0.5 million variation of prepaid expenses as of June 30, 2025

The accompanying notes form an integral part of these financial statements

Notes to the unaudited interim condensed consolidated financial statements

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

Note 1.    Company information

1.1	Company information

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (the group is designated as ‘Inventiva’ or the ‘Company’).

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (‘ADSs’), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (‘MASH’), formerly known as non-alcoholic steatohepatitis (‘NASH’) and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing its product candidate lanifibranor for the treatment of MASH, a chronic and progressive liver disease. In 2020, the Company announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with MASH and announced that the U.S. Food and Drug Administration (‘FDA’) had granted the Company the status of Breakthrough Therapy and Fast Track designation for the development of lanifibranor for the treatment of MASH. The Company initiated the pivotal Phase III trial of lanifibranor in MASH (‘NATiV3’) in the second half of 2021.

On April 1, 2025, Inventiva announced the completion of patient enrollment in its NATiV3 trial with the randomization of the last patient in the main cohort. The publication of the topline results of the part 1 of the NATiV3 trial is targeted for the second half of 2026.

1.2	Significant events in the first half of 2025

Strategic pipeline prioritization plan in February 2025 (the “Strategic Pipeline Prioritization Plan”)

In February 2025, the Company informed the representatives of its Worker’s Council of its plan to focus exclusively on the development of lanifibranor. The plan includes stopping all preclinical research activities except those required to support the lanifibranor program, together with strengthening the development team to prepare for potential filings for marketing approval and subsequent commercialization of lanifibranor for patients with MASH. The plan presented included reducing the Company’s workforce (as of February 2025) by approximately 50%. The plan was mostly implemented during the second quarter of 2025 and continues to be implemented in the second half of 2025. The impacts on financial statements are detailed in the Note 4.10. – Provisions and 5.3. – Other operating income and expenses.

The Phase 3 NATiV3 clinical trial of lanifibranor in patients with MASH and advanced fibrosis

In January 2025, the Company completed screening of patients in the ongoing NATiV3 trial. In February 2025, following the review of the safety data of more than 1,200 patients randomized in NATiV3 by the Data Monitoring Committee ('DMC'), Inventiva received a positive recommendation from the sixth scheduled meeting of DMC to continue the NATiV3 clinical trial without modification to the protocol. On April 1, 2025, the Company announced the completion of patient enrollment in its NATiV3 Phase 3 trial with the randomization of the last patient in the trial.

Initiation of the clinical development program of lanifibranor in Japan with the dosing of the first participant in Phase 1 trial.

The Company and Hepalys Pharma, Inc. ('Hepalys') initiated the clinical development of lanifibranor in Japan by dosing the first participant in a Phase 1 trial. This study, involving 32 participants over 14 days, aims to assess the safety, tolerability, pharmacokinetics, and pharmacodynamics of lanifibranor. Pursuant to the exclusive licensing agreement (the ‘Hepalys License Agreement’) to develop and commercialize lanifibranor in Japan and South Korea entered into in September 2023 by the Company and Hepalys, Hepalys is responsible for all clinical activities in Japan and South Korea.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

Closing of the €116 million second tranche of the structured financing of up to €348 million

On May 5, 2025, the Company announced that it had secured the second tranche (the ‘T2 Transaction’) of the structured equity financing of up to €348 million announced on October 14, 2024 (the ‘Structured Financing’) for gross proceeds of €115.6 million (net €108.0 million), following the satisfaction of the applicable conditions precedent thereto (the ‘T2 Conditions Precedent’). The settlement-delivery of the T2 Transaction occurred on May 7, 2025.

The Company intends to use the net proceeds of the T2 Transaction mainly to finance lanifibranor’s development in MASH and notably the continuation of its NATiV3 Phase III clinical trial. The T2 Transaction involved:

●	a share capital increase without preferential subscription rights reserved to named investors (“à personne dénommée”), consisting of the issuance of:
o	42,488,883 new ordinary shares (‘T2 New Shares’), each with one warrant to purchase ordinary shares attached (‘T3 BSAs’) and, together with the T2 New Shares, the ‘ABSAs’, at a subscription price of €1.35 per ABSA, representing gross proceeds of €57.4 million; and
o	up to 38,239,990 new shares, at an exercise price of €1.50 per share, if all the T3 BSAs attached to the T2 New Shares are exercised, which would represent additional gross proceeds of €57.4 million.
●	The issuance of 43,437,036 pre-funded warrants (‘T2 BSAs’) to subscribe initially to one ordinary share of the Company reserved to named investors (“à personne dénommée”), each with one T3 BSA attached (the T2 BSAs and T3 BSAs together, the ‘PFW-BSAs’), at a subscription price of €1.34 per PFW-BSAs, representing gross proceeds of €58.2 million. The PFW-BSA allows the issuance of:
o	up to 43,437,036 new shares, at an exercise price of €1.35 per share (of which €1.34 have been prefunded on the issue date), if all the T2 BSAs are exercised; and
o	up to 39,093,329 new shares, at an exercise price of €1.50 per share, if all the T3 BSAs attached to the T2 BSAs are exercised, which would represent an additional gross proceeds of €58.6 million.

The T3 BSAs mature on July 30, 2027. The exercise of the T3 BSAs (the third tranche of the Structured Financing) is subject to the release of positive topline results from the Phase III NATiV3 trial by June 15, 2027 (the “T3 Triggering Event”). If all the T2 BSAs and T3 BSAs are exercised, up to 120.8 million additional shares may be issued by the Company.

At the transaction date, the fair value of the T2 New Shares and T2 BSAs call options increased to €78.2 million and €79.9 million, respectively.

At the issuance date, the number of T2 New Shares or T2 BSAs was fixed, and the instruments meet the “fixed-for-fixed” rule under IAS 32. The fair value of the derivative instruments, at the transaction date, is then de-recognized through equity (See Note 3.4 – Derivatives to the annual consolidated financial statements for the year ended on December 31, 2024).

Resignation of Lucy Lu as director

Effective May 21, 2025, Ms. Lu resigned as a member of the Board of Directors of the Company. Ms. Lu’s decision to resign was not the result of any disagreement between Ms. Lu and the Company’s management, or any other member of the Board of Directors on any matter relating to the Company’s operations, policies, or practices.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

Nomination of Renée Aguiar-Lucander to the company’s Board of Directors with effect as of May 22nd, 2025

During the Company’s shareholders’ General Meeting, the shareholders appointed Renée Aguiar-Lucander as a Director of the Company. Renée, currently CEO of Hansa Biopharma, brings extensive experience in biotech leadership, including her successful tenure at Calliditas Therapeutics, where she led the company to FDA approval and a major acquisition. Her expertise is expected to be valuable as the Company advance the clinical development and potential launch of its MASH treatment, lanifibranor.

Departure of the Deputy Chief Executive Officer with effect as of June 30, 2025

The Board of Directors acknowledged the decision of Mr. Pierre Broqua to step down from his position as Deputy Chief Executive Officer and Chief Scientific Officer, with effect as of June 30, 2025. In July 2025, Jason Campagna, MD, PhD, joined the Company as President of R&D and Chief Medical Officer, succeeding Pierre Broqua, PhD, and Michael Cooreman, MD, who departed as Chief Medical Officer.

Milestone payment from Chia Tai Tianqing Pharmaceutical Group, Co., LTD (“CTTQ”)

In September 2022, the Company had entered into a licensing and collaboration agreement with CTTQ (as amended on October 11, 2024, the ‘CTTQ License Agreement’) to develop and commercialize lanifibranor for the treatment of MASH and potentially other metabolic diseases in Mainland China, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (See Note 19.1 – Revenues to the annual consolidated financial statements for the year ended on December 31, 2024).

Following the T2 Transaction on May 7, 2025, the Company became eligible to receive a $10 million milestone payment from CTTQ under the CTTQ License Agreement. The revenues recorded by the Company in the first half of 2025 (€4.4 million) consist mainly of the $10 million (€8.9 million1) gross milestone payment invoiced to CTTQ, net of the $5 million (€4.4 million) credit notes recognized under the CTTQ License Agreement following the closing of the T2 Transaction in May 2025. The $10 million milestone payment was received on July 7, 2025. (See Note 5.1 – Revenues and other income, Note 4.6 – Trade receivables, tax receivables and other current assets, Note 4.12 – Other current and non-current liabilities).

Note 2.    Basis of preparation and statement of compliance

2.1Statement of compliance

These unaudited interim condensed consolidated financial statements were prepared in compliance with International Accounting Standards (IAS 34 — Interim Financial Reporting), which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS® Accounting Standards, referred to as IFRS, as of and for the year ended December 31, 2024.

These unaudited interim condensed consolidated financial statements as of June 30, 2025, were approved by the Board of Directors of the Company on September 26, 2025.

IFRS® Accounting Standards basis adopted

The accounting policies applied by the Company in the preparation of the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025, are identical to those used in the annual financial statements prepared in accordance with IFRS® Accounting Standards as of and for the year ended December 31, 2024, with the exception of specific provisions for the preparation of unaudited interim condensed consolidated financial statements.

1 The exchange rate at the invoice date was 1.172 dollar for one euro

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2025

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2025, in the European Union primarily concern:

●	Amendment to IAS 21 Lack of Exchangeability, the Effects of Changes in Foreign Exchange Rates.

Those amendments had no material impact on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable are:

●	Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments – as of January 1, 2026
●	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity – as of January 1, 2026
●	Annual Improvements to IFRS Accounting Standards, as of January 1, 2026 – Amendments to:
o	IFRS 1 First-time Adoption of International Financial Reporting Standards;
o	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
o	IFRS 9 Financial Instruments;
o	IFRS 10 Consolidated Financial Statements; and
o	IAS 7 Statement of Cash flows
●	New standard – IFRS 18 – Presentation and Disclosure in Financial Statements – as of January 1, 2027
●	New standard – IFRS 19 – Subsidiaries without Public Accountability: Disclosures – as of January 1, 2027

The Company is currently assessing the applicability and impact of these new standards, interpretations and amendments.

2.2Scope and method of consolidation

●	Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and could affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date the control ceases.

All intercompany transactions, balances, and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries are consistent with the policies adopted by the parent.

●	Consolidated entities

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

As of June 30, 2025, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its 100% owned subsidiary, Inventiva Inc., for which no non-controlling interest is recognized.

		Percent of
	Date of	Ownership
	incorporation	Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

●	Interests in associates and joint ventures

The Company owns 15% of the ownership and voting rights of Hepalys, which is incorporated and has its principal place of business in Japan. In accordance with IAS 28 Investments in Associates and Joint Ventures, Hepalys is an associate of the Company and is accounted for using the equity method (see Note 4.4. – Investments accounted for using the equity method).

2.3Foreign currency translation

●	Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also the functional currency of the parent company, Inventiva S.A. The functional currency of Inventiva Inc. is the U.S. dollar. All amounts presented in these notes to the consolidated financial statements are denominated in euros unless otherwise stated.

●	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate on the date of that balance sheet,
●	Income and expenses for each statement of (income) loss and statement of comprehensive (income) loss are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rates fluctuate significantly), and
●	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	June 30, 2024	Dec. 31, 2024	June 30, 2025
Average exchange rate for the period	1.0813	1.0824	1.0927
Exchange rate at the end of period	1.0705	1.0389	1.1720

Note 3.    Accounting principles

3.1	Use of estimates and judgment

The preparation of financial statements requires management to make judgments and estimates and apply assumptions that can affect the carrying amounts of assets, liabilities, income and expenses, as well as the information presented in the accompanying notes. Actual reported values may differ from the accounting estimates made.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

There have been no significant changes in the material judgments and main estimates used by management when applying the Company’s accounting policies in the preparation of these unaudited interim condensed consolidated financial statements from those described in the annual financial statements prepared in accordance with IFRS Accounting Standards for the year ended December 31, 2024.

The conflict in Ukraine and the conflict in the Middle East have not led to any material changes in the estimates or judgements made by management in the preparation of the Company’s consolidated financial statements.

3.2Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial liabilities of the Company measured at fair value on June 30, 2025:

At June 30, 2025 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	42,251
Short-term financial debt – derivatives	—	—	—
Total liabilities	—	—	42,251

The table below presents the financial liabilities of the Company measured at fair value at December 31, 2024:

At December 31, 2024 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	24,315
Short-term financial debt – derivatives	—	—	73,400
Total liabilities	—	—	97,715

3.3Specific disclosure requirements for unaudited interim financial statements

Seasonality of operations

The Company’s operations are not subject to material seasonal fluctuations.

Income tax

Income tax is recognized in the financial statements for each interim period. The amount corresponds to a best estimate calculated by applying the expected weighted average tax rate for the entire year.

The income tax amount recorded as due for an interim period may have to be adjusted in the subsequent interim period of the same year if the estimated annual average tax rate changes.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

3.4Going concern

From inception, the Company has financed its growth through successive capital increases, debt including royalty certificates, collaboration and license agreements and payment of French Research tax credit (Credit d’Impôt Recherche, ‘CIR’) receivables. The Company continues to pursue its research and development activities for lanifibranor.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it was developing and the product candidate it continues to develop, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry’s product development phases requiring increasing investments, the Company’s financing needs will continue to grow as clinical trials of lanifibranor progress.

As of June 30, 2025, the Company had €122.1 million of cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within 3 months without penalty or risk of change in value (refer to Note 4.7 – Cash and Cash equivalents) and 24.6 million of short-term deposits convertible in a period exceeding 3 months (refer to Note 4.6 – Trade receivables, tax receivables and other current assets).

Following June 30, 2025, the Company received on July 7, 2025, a milestone payment of $10 million (€8.5 million2) from CTTQ following the closing of the T2 Transaction (refer to Note 1.2 – Significant events in the first half of 2025).

As of the date of authorization for issuance of these unaudited interim condensed financial statements, given its current cost structure and its projected expenditure commitments, the Company estimates that it would be able to finance its activities until the end of the third quarter of 2026. This estimate is based on the Company’s current business plan, including the partially implemented Strategic Pipeline Prioritization Plan, but excludes any potential future milestone payments payable to or by the Company, any potential further proceeds from the Structured Financing, and any additional expenditures related to any other product candidates or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect or may amend its business plan in the future, and the Company may end up using its resources sooner than anticipated. The Company will need to raise additional funds to support its activities and research programs and development, as currently planned, through:

●	potential public or private offerings; and
●	potential strategic transactions such as business development partnerships and/or other business development arrangements.

The Company cannot guarantee that it will be able to obtain the necessary financing or execute any transaction, through any of the aforementioned measures or by other means, to meet its needs or to obtain funds on acceptable terms and conditions, on a timely basis, or at all. If the Company is unable to obtain funding in a timely manner, it may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s prospects and operations.

The unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2025, have been prepared on a going concern basis assuming that the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

2 The exchange rate at the payment date was 1.173 dollar for one euro

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

Note 4.    Notes to the interim condensed consolidated statement of financial position

4.1Intangible assets

In thousands of euros	Dec. 31, 2024	June 30, 2025
Intangible assets, gross	3,947	3,993
Amortization and impairment	(3,899)	(3,908)
Intangible assets, net	48	85

4.2Property, plant and equipment

In thousands of euros	Dec. 31, 2024	June 30, 2025
Property, plant and equipment, gross	20,198	20,795
Depreciation and impairment	(15,193)	(16,810)
Property, plant and equipment, net	5,005	3,985

As of June 30, 2025, depreciation and impairment increased by €1.6 million mainly due to (i)the depreciation of €1.0 million of the right of use and (ii) an impairment of €0.3 million of the right of use related to Fibroscans.

4.3Deferred tax asset

Inventiva S.A. and Inventiva Inc. are taxed as two separate entities and cannot apply the tax consolidation. For each entity, the deferred tax assets and deferred tax liabilities is offset in the consolidated financial statements. Deferred tax assets are recognized only when an entity has sufficient evidence that it will have a sufficient taxable benefit available to use the unused tax losses in the foreseeable future.

As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to the Inventiva S.A.’s activity, deferred tax assets were recognized on this basis on June 30, 2025 only for Inventiva Inc.

4.4Investments accounted for using the equity method

On September 26, 2023, the Company exercised an option to buy 30% (1,500,000 ordinary shares) of Hepalys at an aggregate exercise price of ¥300 (equal to €1.90). Following the receipt of the exercise notice, Hepalys’s Board of Directors authorized the transfer of the 1,500,000 ordinary shares from Catalys to the Company on October 11, 2023.

The Company did not participate in Hepalys’ capital increases in 2023 and 2024, which resulted in a dilution of the Company’s ownership down to 15%. (See Note 6 – Investments accounted for using the equity method to the annual consolidated financial statements for the year ended on December 31, 2024)

As of June 30, 2025, the Company holds 15% of Hepalys’ shares.

The Company analyzed its ownership of Hepalys and concluded that, as of June 30, 2025, it has a significant influence but not control or joint control of Hepalys, as concluded as of December 31, 2024.

The investment in Hepalys is accounted for using the equity method of accounting as of June 30, 2025.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

The tables below provide the summarized statement of financial position of Hepalys. The disclosed information reflects the amounts presented in the financial statements of Hepalys and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below also provide the reconciliation between the Hepalys statement of financial position and the carrying amount in the Company’s statement of financial position.

(in thousands of euros)	Dec. 31, 2024	June 30, 2025
Intangible assets	16,984	15,071
Total non‑current assets	16,984	15,071
Other current assets	81	136
Cash and cash equivalents	1,785	699
Total current assets	1,866	836
Deferred assets	2	—
Total assets	18,851	15,907

Capital stock	552	532
Capital reserve	21,489	19,374
Capital surplus-others	816	786
Earnings brought forward	(1,073)	(2,987)
Net loss for the period	(3,293)	(2,068)
Treasury Shares	—	—
Shareholders’ equity	18,490	15,637
Total non‑current liabilities	—	—
Trade payables	353	270
Other current liabilities	8	0
Total current liabilities	361	270
Total equity and liabilities	18,851	15,907

Opening net assets	21,122	18,368
Loss for the period (1)	(3,277)	(2,158)
Revaluation of intangible assets	—	—
Other comprehensive income	(920)	(573)
Capital variations	1,566	—
Closing net assets	18,490	15,637

Group’s share in %	15%	15%
(in thousands of euros)
Group’s share	2,707	2,289
Elimination of unrealized profit on downstream sales	(1,604)	(1,491)
Goodwill	37	37
Carrying amount	1,139	835

(1)Refer to Note 5.5 – Share of net profit - equity method

4.5Other non-current assets

(In thousands of euros)	June 30, 2025	Dec. 31, 2024
Advance payments – non-current	1,047	1,047
Other non‑current assets	1,047	1,047

As of June 30, 2025, and December 31, 2024, non-current advances to suppliers amounted to €1.0 million, corresponding to the advance paid under the contract research organization (‘CRO’) contract with Pharmaceutical Research Associates Groupe B.V (‘PRA’) (see Note 6.1 – Commitments related to operational activities).

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

4.6Trade receivables, tax receivables and other current assets

Trade receivables and others

Trade receivables and others break down as follows (by maturity of issuance date):

(In thousands of euros)	Dec. 31, 2024	June 30, 2025
3 months or less	531	10,764
Between 3 and 6 months	—	—
Between 6 and 12 months	—	—
More than 12 months	—	—
Trade receivables and others	531	10,764

The average payment period is 30 days.

As of June 30, 2025, trade receivables and others increased by €10.2 million, mainly due to the $10 million (€8.5 million3) milestone payment invoiced to CTTQ under the CTTQ License Agreement, following the closing of the T2 Transaction (see Note 1.2 – Significant events in the first half of 2025).

Tax receivables and Other current assets

(in thousands euros)	Dec. 31, 2024	June 30, 2025
CIR and other research tax credits	4,915	1,125
Other	25	38
Tax receivables	4,941	1,163
Prepaid expenses	2,442	2,928
Short-term deposit accounts	—	24,578
Current accrued income	1,574	4,456
Liquidity agreement - Cash	349	437
VAT receivables	5,055	6,306
Other receivables	56	103
Other current assets	9,476	38,808
Other current assets and receivables	14,417	39,971

As of June 30, 2025, tax receivables are mainly composed of the CIR in the amount of €0.6 million corresponding to the 2025 CIR as of June 2025.

As of June 30, 2025, other current assets increased by €29.0 million, primarily due to the short-term deposit accounts subscribed to during the second quarter of the period with Crédit Agricole for €10.0 million and $3.3 million (€2.8 million), and with Société Générale for €10.0 million and $2.0 million (€1.7 million).

Prepaid expenses amounted to €2.9 million in the first half of 2025 and are mainly composed of trial costs related to the NATiV3 Phase III global trial.

Current accrued income increased by €2.9 million, mainly due to the re-invoicing of the costs of the NATiV3 Phase III global trial.

3 The exchange rate at the closing date was 1.125 dollar for one euro

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

4.7Cash and cash equivalents balance from the statement of cash flows

(in thousands of euros)	Dec. 31, 2024	June 30, 2025
Other cash equivalents(1)	70,655	107,835
Cash at bank and at hand	25,908	14,241
Cash and cash equivalents (2)	96,564	122,076
Bank overdrafts	—	—
Cash and cash equivalents balance from the statement of cash flows	96,564	122,076
(1)	Other cash equivalents correspond to short-term bank deposits.
(2)	Balances presented in the statement of financial position

4.8Shareholders’ equity

In accordance with the decision of the Annual General Meeting of shareholders, the net loss of €184.2 million for the financial year ending December 31, 2024, has been appropriated to reserves. No appropriation to statutory or other reserves has been made.

Share capital

As of June 30, 2025, the share capital was set at 1,391,512.74 divided into 139,151,274 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Share capital variation in the first half of 2025 is set forth in the table below:

			Premiums
(In euros, except number of shares)		Share	related to	Number of	Nominal
Date	Nature of the transactions	capital	share capital	shares	value
Balance as of December 31, 2024		956,623.91	249,159,596.78	95,662,391.00	0.01
April 28, 2025	Structured Financing (T1 warrants issuance)	10,000.00	—	1,000,000.00	0.01
May 7, 2025	Structured Financing (T2 New Shares)	424,888.83	127,595,233.47	42,488,883.00	0.01
Balance as of June 30, 2025		1,391,512.74	376,754,830.25	139,151,274.00	0.01

The increase of the first half of 2025 on the share capital and premiums related to:

●	The issuance of 42,488,883 T2 New Shares in the T2 Transaction, at €1.35 per share i.e., gross proceeds of €57.4 million. Given a nominal value per share of €0.01, the increase in share capital is €0.4 million. At the transaction date, given the share price of €3.19, the fair value of the 42,488,883 T2 New Shares was €135.5 million (€3.19 per share). The transaction costs amounted to €7.5 million.
●	The exercise of 1,000,000 pre-funded warrants issued in connection with the first tranche of the Structured Financing on April 28, 2025, which resulted in the issuance of 1,000,000 new ordinary shares for gross proceeds of €10,000.

Liquidity agreement

On January 19, 2018, the Company entered into a liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF. This agreement with Kepler Cheuvreux, as amended in 2019, automatically renews for 12-month periods unless terminated by either party. Under the terms of the agreement, the investment services provider (‘ISP’) is authorized to buy and sell the Company’s treasury shares without interference from the Company to ensure the liquidity of the shares on the Euronext market.

The liquidity agreement with Kepler Cheuvreux was extended for a new period of 18 months from May 22, 2025.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

On June 30, 2025, treasury shares acquired by the Company through its ISP, as well as the gains or losses resulting from share purchase, sale, issue and cancellation transactions during the first six months of 2025, were accounted for as a deduction from equity. Consequently, these transactions had no impact on the Company’s results.

BSA and BSPCE plans

BSA and BSPCE plan characteristics

As of June 30, 2025, one BSPCE plan and 8 BSA plans are outstanding (see below).

The BSPCE and BSA plans are described in the note 12.3 “Share warrants plans” of the annual consolidated financial statements for the year ended on December 31, 2024.

No new share warrants plan has been attributed in the first half of 2025.

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

		Exercise	Outstanding				Outstanding	Number of
		price	at Jan 1,			Forfeited /	at June 30,	exercisable
Type	Grant Date	(in euros)	2025	Issued	Exercised	Lapsed	2025	shares
BSPCE - Plan 2021	04/16/2021	11.74	430,000	—	—	—	430,000	430,000
TOTAL BSPCE share warrants			430,000	—	—	—	430,000	430,000
BSA - Plan 2017	05/29/2017	6.68	130,000	—	—	—	130,000	130,000
BSA - Plan 2018	12/14/2018	6.07	116,000	—	—	—	116,000	116,000
BSA 2019	06/28/2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 bis	03/09/2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 ter	03/09/2020	3.68	36,000	—	—	—	36,000	36,000
BSA 2021	04/16/2021	11.74	14,333	—	—	—	14,333	14,333
BSA 2023	05/25/2023	2.51	10,000	—	—	—	10,000	—
BSA 2023 - 2	12/15/2023	3.91	20,000	—	—	—	20,000	—
TOTAL BSA share warrants			346,333	—	—	—	346,333	316,333
Total share warrants			776,333	—	—	—	776,333	746,333

At June 30, 2025, a total of 430,000 BSPCEs (representing, if exercised, 430,000 shares) and 346,333 BSAs (representing, if exercised, 346,333 shares) were outstanding, corresponding to a total of 776,333 shares if exercised, the maximum number of shares to be issued when all related conditions are met.

Free Shares (AGA) plans

AGA plans

As of December 31, 2024, one AGA plan was outstanding: AGA 2023-1.

On December 13, 2024, the Board of Directors decided to grant:

●	800,000 free shares to Frédéric Cren, as Chief Executive Director, under the new AGA 2024-1 plan,
●	800,000 free shares to Pierre Broqua, as Deputy Chief Executive Officer of the Company prior to his resignation effective June 30. 2025, under the new AGA 2024-2 plan,
●	1,577,000 free shares to employees under the new AGA 2024-3 plan,
●	113,000 free shares to employees under the new AGA 2024-4 plan,

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

The final terms and conditions of the plans have been shared with the beneficiaries in the course of January 2025. The related share-payment expenses were therefore deferred to the year starting January 1, 2025.

As of June 30, 2025, AGA plans are outstanding: AGA 2023-1, AGA 2024-1, AGA 2024-2, AGA 2024-3, and AGA 2024-4.

Movements in AGA (in number of shares issuable upon exercise)

	Decision of issuance		Stock price	Outstanding				Outstanding
	by the Board		at grant date	at Jan 1,			Forfeited /	at June 30,
Type	of Directors	Grant Date	(in euros)	2025	Granted	Vested	Lapsed	2025
AGA 2023-1	05/25/2023	05/25/2023	2.60	525,000	—	—	(262,500)	262,500
AGA 2024-1(Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	—	800,000	—	—	800,000
AGA 2024-2 (Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	—	800,000	—	(541,433)	258,567
AGA 2024-3 (Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	—	1,577,000	—	(17,500)	1,559,500
AGA 2024-4 (Tr1 - Tr2 - Tr3)	12/13/2024	01/17/2025	2.30	—	113,000	—	—	113,000
TOTAL free shares				525,000	3,290,000	—	(821,433)	2,993,567

On June 30, 2025, a total of 2,993,567 AGA were outstanding. During the first six months of 2025, 821,433 AGA were forfeited, mainly due to Mr. Pierre Broqua’s resignation as Deputy Chief Executive Officer with effect as of June 30, 2025 (see Note 1.2 – Significant events in the first half of 2025).

The AGA plan is described in the Note 12.4 – Bonus share award plans to the annual consolidated financial statements for the year ended on December 31, 2024, with exception to the amendment of the AGA 2024-2 plan awarded to Pierre Broqua, Deputy Chief Executive Officer of the Company, decided by the Board of Directors on June 25, 2025. This amendment included removing presence and performance conditions while maintaining the original vesting and lock-up schedule. Share-based compensation expense with respect to this amended AGA plan amounted €0.6 million for the six month of 2025.

For the first six months of 2025, share-based compensation expense with respect to AGA and BSA totaled €2.2 million, which is unchanged from the corresponding period in 2024. These expenses are recognized in personnel costs (see Note 5.2 – Operating expenses). An additional €1.3 million share-based compensation expense with respect to AGA was recorded in Other operating income and expenses, following the removal of the presence and performance conditions agreed as part of the Strategic Pipeline Prioritization Plan (see Note 1.2 – Significant events in the first half of 2025 and Note 5.3 – Other operating income and expenses).

Stock Options (SO)

On December 20, 2024, the Board of Directors decided to grant 12,898,116 stock options to Mark Pruzanski, Chairman of the Board of Directors of the Company, through the new plan “SO 2024-1”.

On December 20, 2024, the Board of Directors decided to grant 301,000 stock options to non-French employees through the new plan “SO 2024-2”.

The final terms and conditions of the plans have been shared with the beneficiaries in the course of January 2025, the related share-payment expenses were therefore deferred to the year starting January 1, 2025.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

As of June 30, 2025, two stock options plan were outstanding: SO 2024-1 and SO 2024-2.

	Decision of		Stock price	Outstanding				Outstanding
	issuance by the	Grant	at grant date	at Jan 1,			Forfeited /	at June 30,
Type	Board of Directors	Date	(in euros)	2025	Issued	Exercised	Lapsed	2025
SO 2024-1	12/20/2024	01/23/2025	2.30	—	12,898,116	—	—	12,898,116
SO 2024-2	12/20/2024	01/23/2025	2.30	—	301,000	—	—	301,000
TOTAL Stock options				—	13,199,116	—	—	13,199,116

On June 30, 2025, a total of 13,199,116 Stock options were outstanding.

The stock option unit value is estimated at €1.10 for both SO-2024-1 and SO-2024-2. The implied stock options fair values are estimated at €14.2 million for SO-2024-1 and €0.3 million for SO-2024-2.

For the first six months of 2025, share-based compensation expense with respect to stock options totaled €4.5 million.

4.9Financial debt

(In thousands of euros)	Dec. 31, 2024	June 30, 2025
Bank borrowings	45,197	47,695
Derivatives instruments	97,715	42,251
Accrued interest payable on loans	4,477	5,410
Lease liabilities	4,654	4,027
Royalty certificates liabilities	29,207	33,415
Total debt	181,250	132,798

Movements in the period break down as follows:

(In thousands of euros)
December 31, 2024	181,250
Subscription of lease liabilities	739
Repayment of bank borrowings	(1,791)
Repayment of lease liabilities	(1,317)
Interests on royalty certificates	4,208
Capitalized interest (1)	5,219
Change in fair value of derivatives instruments (2)(3)	102,640
Settlement of derivatives instruments (3)	(158,104)
Exchange rate change	(49)
Subscription of short-term bank borrowings	3
June 30, 2025	132,798

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

In thousands of euros
January 1, 2024	54,083
Subscription of derivatives instruments(2)	11,809
Subscription of bank borrowings(1)(2)	13,102
Subscription of lease liabilities	345
Issue of royalty certificates	—
Repayment of bank borrowings	(1,177)
Repayment of lease liabilities	(1,173)
Interests on royalty certificates	936
Capitalized interest	3,961
Change in fair value of derivatives instruments(2)	(8,506)
Exchange rate change	24
June 30, 2024	73,404

(1)Net proceeds

(2)EIB’s loan and warrants.

(3)T2 New Shares - T2 BSAs of the Structured Financing

The maturity analysis of financial liabilities based on undiscounted contractual cash flows is in the Note 6.3 – Financial risk management.

French state-guaranteed loan (“PGE”) and equity recovery loans (“PPR”)

In May 2020, the Company entered into three credit agreements pursuant to which it received €10.0 million in the form of state-guaranteed loans (Prêts Garantis par l’Etat, or “PGE”) which are provided by a syndicate of French banks and guaranteed by the French government in the context of the COVID-19 pandemic and were initially set to mature in May 2021. These loans were extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 is guaranteed up to 90% by the French government with an initial term of twelve months. In May 2023, the Company exercised the option to extend the maturity to align with the 2020 PGE, until May 2026. The two PPR loans are guaranteed predominantly by the French government and feature an eight-year financing period and a four-year repayment period.

The PGE repayments in the first six months of 2025 amounted to €1.8 million.

Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into the finance contract (‘Finance Contract’) with the European Investment Bank (‘EIB’) for a loan up to €50 million, divided into two tranches of €25 million each.

●	On December 8, 2022, the Company received the disbursement of the first tranche (‘Tranche A’). Capitalized interest for Tranche A is 8% and repayment is due in December 2026, four years after its disbursement.
●	On January 18, 2024, the Company received the disbursement of the second tranche (‘Tranche B’).Capitalized interest for Tranche B is 7% and repayment is due in January 2027, three years after its disbursement.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

The Finance Contract may, in certain circumstances, be prepaid, in whole or in part, for a prepayment fee, either at the election of the Company or as a result of EIB’s demand following certain prepayment events, including a change of control or change in senior management of the Company.

Subject to certain terms and conditions, upon the occurrence of usual events of default (i.e., including payment default, misrepresentation, cross default), EIB may demand immediate repayment by the Company of all or part of the outstanding loan. As of June 30, 2025, none of the conditions that would result in an immediate demand by EIB for the repayment were met.

Tranche A of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Tranche A Warrants, as defined below) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan is €22.9 million on December 31, 2024, and is € 25.7 million on June 30, 2025, with an effective interest rate of 21.9%. The fair value of the loan as of June 30, 2025, amount to €25.6 million, with a market rate of 21.8%.

Tranche B of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Tranche B Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan is €17.2 million on December 31, 2024, and is €20.0 million on June 30, 2025 with an effective interest rate of 32.7%. The fair value of the loan as of June 30, 2025, amount to €19.9 million, with a market rate of 31.9%.

The capitalized interest for both Tranche A and Tranche B in the period amounted to €5.3 million.

Long-term Derivatives

EIB warrants

On July 1, 2022, in connection with the Finance Contract (see section above “Credit facility agreement with the European Investment Bank”), the Company entered into a warrant agreement with EIB (‘EIB Warrant Agreement’) as a condition to the potential funding of the two tranches of the credit facility. Each warrant issued pursuant to the EIB Warrant Agreement has a subscription price of €0.01 and gives the right to subscribe to one share.

On November 28, 2022, the Company issued 2,266,023 warrants to EIB pursuant to the EIB Warrant Agreement, as a condition to the financing of Tranche A (‘EIB Tranche A Warrants’). The exercise price of the EIB Tranche A Warrants is €4.02 per warrant, if and when they may be exercised. The potential gross proceeds if all EIB Tranche A Warrants were exercised would amount to €9.1 million. The transactions costs for the issuance of the EIB Tranche A Warrants amounted to €56,000.

On January 4, 2024, the Company issued 3,144,654 warrants to EIB as a condition to the financing of Tranche B (‘EIB Tranche B Warrants’). The exercise price of the EIB Tranche B Warrants is €3.95, if and when they may be exercised. The potential gross proceeds if all EIB Tranche B Warrants were exercised would amount to €12.4 million. The transactions costs for the issuance of the EIB Tranche B Warrants amounted to €89,000.

The EIB Warrants have a maturity of twelve years and are exercisable following the earliest to occur of (i) a change of control event, (ii) the maturity date of Tranche A, (iii) an event of default under the Finance Contract, or (iv) a repayment demand by the EIB under the Finance Contract. The EIB Warrants shall automatically be deemed null and void if they are not exercised within the twelve-year period.

On the date of their respective issuances, each EIB Warrant entitled EIB to one ordinary share of the Company in exchange for the exercise price (subject to anti-dilutive provisions). However,

●	the exercise ratio of EIB Tranche A Warrants was adjusted following the capital increases carried out on September 5, 2023, and on December 31, 2023. On December 31, 2024, one EIB Tranche A Warrant entitled its holder to subscribe for 1.20 ordinary shares at an exercise price of €4.02 per warrant. The exercise ratio of EIB Tranche A Warrants should be further adjusted following the issuance of new shares and warrants (T2 BSA and T3 BSA) that took place on May 7, 2025, in connection with the T2 Transaction. The new exercise ratio is still under discussion between the Company and EIB and will be subject to approval by the Company's Board of Directors once an agreement has been reached.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

●	the exercise ratio of EIB Tranche B Warrants was adjusted following the capital increases carried out on October 10, 2024, and December 19, 2024. On December 31, 2024, one EIB Tranche B Warrant entitled its holder to subscribe for 2.13 ordinary shares at an exercise price of €3.95 per warrant. The exercise ratio of EIB Tranche B Warrants should be further adjusted following the issuance of new shares and warrants (T2 BSA and T3 BSA) that took place on May 7, 2025, in connection with the T2 Transaction. The new exercise ratio is still under discussion between the Company and EIB and will be subject to approval by the Company's Board of Directors once an agreement has been reached.

EIB is entitled to a put option at its intrinsic value to require the Company to buy back the exercisable EIB Warrants not yet exercised in certain of these occurrences.

The warrants issued to EIB in connection with the Finance Contract do not meet the “fixed for fixed” criteria (non-cash settlement option which may result in exchanging a variable number of shares for a variable price) and are accounted for as standalone derivative instruments. The Company’s put options meet the definition of a derivative that are valued with the EIB Warrants.

The warrant agreement includes a put option: EIB may request the Company to buy back the EIB Warrants in cash. In this context the purchase price will be defined as the difference between the volume-weighted average of the trading price of the ordinary shares over the last 90 trading days and the strike price. The amount is capped, and EIB may exercise the EIB Warrants for which they did not exercise the put option.

At inception, the financial debts are split between i) a debt component accounted for at amortized cost, and ii) a premium corresponding to the initial fair value of attached EIB Warrants (then remeasured at fair value through profit and loss) including a component corresponding to the put options.

Valuation approach

The fair value of the EIB Warrants has been estimated based on a Longstaff Schwartz approach, including the put option and the attached cap.

This approach enables the estimation of the value of American options (that may be exercised during a specific period of time) with complex way of exercise (the warrant holder may exercise the warrants on the market based on the Company’s share price or exercise the put option based on the 90 days average share price of the Company).

The LongStaff Schwartz option valuation model also makes assumptions about complex and subjective variables, such as the value of the Company’s shares, the expected volatility of the share price over the lifetime of the instrument, the present and future behavior of holders of those instruments, and the number of shares per warrants. The approach is based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, the contractual lifespan associated equity instruments, and the average number of shares per warrant among the potential values.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

The hypothesis and results are detailed in the following tables:

	BSA 2022	BSA 2024
Grant date	11/28/2022	01/04/2024
Expiration date	11/28/2034	01/04/2036
Number of BSA issued	2,266,023	3,144,654
Subscription premium price per share (€)	0.01	0.01
Exercise price per share (€)	4.02	3.95
Valuation method	Longstaff Schwartz	Longstaff Schwartz

	As of November 28, 2022
Warrant A	(Grant Date)	As of December 31, 2024	As of June 30, 2025
Number of BSA outstanding	2,266,023	2,266,023	2,266,023
Number of shares per warrant	1.00	2.70	3.72
Stock price (€)	4.13	2.18	2.62
Maturity (years)	12	9.9	9.4
Volatility	68%	58.3%	55.3%
Cap of the put option (k€)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (k€)	9,469	11,987	20,899
Unit Fair value (€)	4.18	5.29	9.22

	As of January 4, 2024
Warrant B	(Grant Date)	As of December 31, 2024	As of June 30, 2025
Number of BSA outstanding	3,144,654	3,144,654	3,144,654
Number of shares per warrant	1.00	2.13	2.94
Stock price (€)	4.12	2.18	2.62
Maturity (years)	12	11.0	10.5
Volatility	62%	58.3%	55.3%
Cap of the put option (k€)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (k€)	11,809	12,328	21,352
Unit Fair value (€)	3.76	3.92	6.79

A 1% change in volatility would impact the fair value of all warrants issued to the EIB by €0.3 million, and consequently net income by the same amount.

A 15% change in number of shares per EIB Tranche A Warrant would impact the fair value of all EIB Warrants by €3.5 million, and consequently net income by the same amount. A 15% change in number of shares per EIB Tranche B Warrant would impact the fair value of all EIB Warrants by €3.4 million, and consequently net income by the same amount.

Short-term Derivatives

T2 New Shares - T2 BSAs

On October 14, 2024, the Company announced that it had secured the Structured Financing, subject to satisfaction of specified conditions to fund the continuation of the Phase III NATiV3 MASH trial and preparation for the potential filing for marketing approval and commercialization of lanifibranor.

As of December 31, 2024, the first tranche of the Structured Financing had been issued in two phases:

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

●	the issuance of 34,600,507 new ordinary shares (the ‘T1 New Shares’) at a subscription price of €1.35 per T1 New Share, and the issuance of 35,399,481 prefunded warrants to purchase up to 35,399,481 ordinary shares at an exercise price of €0.01 per new ordinary share (the ‘T1 BSAs’) and a subscription price of €1.34 per T1 BSA, for aggregate gross proceeds of €94.1 million (net proceeds €86.6 million). Settlement and delivery of the T1 New Shares and the T1 BSAs took place on October 17, 2024, and
●	the issuance of 7,872,064 new ordinary shares (the ‘T1 bis Shares’) at a subscription price of €1.35 per T1 bis Share, and the issuance of 8,053,847 pre-funded warrants to purchase up to 8,053,847 ordinary shares at an exercise price of €0.01 per new ordinary share (the ‘T1 bis BSAs’) at a subscription price of €1.34 per T1 bis BSA, for aggregate gross proceeds of €21.4 million(net proceeds approximately €20.1 million). This issuance was subject to adoption by shareholders of the appropriate resolutions by the combined general meeting of shareholders of December 11, 2024 (the ‘General Meeting’). Settlement and delivery of the T1 bis Shares and the T1 bis BSAs, took place on December 19, 2024.

As of June 30, 2025, 1,000,000 T1 BSAs have been exercised, resulting in the issuance of 1,000,000 new ordinary shares (see Note 4.8 – Shareholders’ equity). The other ABSAs or PFW-BSAs have not yet been issued.

Subject to the satisfaction of the T2 Conditions Precedent, investors who subscribed to the first tranche of the Structured Financing were required to subscribe to ABSAs and/or PFW-BSAs in the T2 Transaction. If an investor failed to subscribe to the ABSA, the Company could offer its ABSA allotment to other investors in the Structured Financing, who can then choose to increase their investment.

Following the satisfaction of the T2 Conditions Precedent, the Company entered into subscription agreements with each of the investors participating in the Structured Financing for the issuance of the T2 Transaction on May 2, 2025. The T2 Transaction closed on May 7, 2025 with the settlement and delivery of the ABSAs and PFW-BSAs, and resulted in aggregate gross proceeds of €115.6 million (net €108.0 million) for the Company. The Company may receive up to €116.0 million from the potential exercise of the T3 BSAs attached to the T2 New Shares and T2 BSAs, which is subject to the occurrence of the T3 Triggering Event and the decision of the investors to exercise their T3 BSAs in whole or in part. See Note 1.2 – Significant events in the first half of 2025.

From an accounting standpoint under IFRS 9, the commitment to subscribe to the ABSAs and the PFW-BSAs (the T2 New Shares and the T2 BSAs) should be viewed as derivative financial instruments (call options). The fair value of the call options relating to T2 New Shares and T2 BSAs generate a P&L impact of €84.7 million for the six-month period ended June 30, 2025, representing the difference between the fair value of the call options relating to T2 New Shares and T2 BSAs at the transaction date (€158.1 million) and the fair value of the call options relating to T2 New Shares and T2 BSAs (potential exercise at a price below market price) at December 31, 2024 (€73.4 million), please refer to Note 5.4 – Financial income and expenses.

The fair value of the call options relating to T2 New Shares and T2 BSAs at the transaction date (€158.1 million) is settled through equity. The T2 New Shares issuance of the T2 Transaction is described in Note 4.8 Shareholders’ equity.

The gross proceeds of the T2 BSA issuance of the T2 Transaction, which consisted of the issuance of 43,437,036 T2 BSAs at a pre-funded exercise price of €1.34 per T2 BSA, was €58.2 million. At the transaction date, given the share price of €3.19 and a nominal value per share of €0.01, the fair value of the 43,437,036 T2 BSAs was €138.1 million is settled through reserves.

According to the 33rd and 49th resolutions of the general meeting of shareholders held on December 11, 2024, the share capital increase in form of ABSAs and the PFW-BSAs is limited to, respectively:

●	the issuance of a number of T2 New Shares corresponding to €57,359,992, divided by the subscription price (‘P2’) consisting of the lower of (i) €1.35 and (ii) the volume-weighted average of the price of the ordinary shares on Euronext Paris during the five trading sessions preceding pricing of the ABSAs (‘5D-VWAP’).
●	The issuance of a number of T2 BSAs corresponding to €58,639,998.60, divided by P2 consisting of the lowest between €1.35 and the 5D-VWAP before the issuance date, at a subscription price P2 less €0.01.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

At the issuance date, the 5D-VWAP was greater than €1.35 and the T2 New Shares were subscribed below market price. T2 New Shares were worth more than proceeds as they embedded a call option value with a €1.35 strike price. Had the 5D-VWAP been lower than €1.35, T2 New Shares would have been subscribed at market price at the issuance date, consequently the fair value of the instrument would have been in line with the proceeds (no call option value). On this basis, before the issuance, the investor’s undertaking to subscribe for the T2 New Shares could be assimilated to European call options with the following features:

●	Exercise date corresponding to the issuance date: between March 31, 2025 and May 31, 2025
●	Strike price: €1.35
●	Conversion ratio: 1:1

On May 2, 2025, the Company entered into subscription agreements with each of the investors participating in the Structured Financing for the issuance of the T2 Transaction (issue on May 7, 2025 - See Note 1.2 – Significant events in the first half of 2025), which consists of:

●	a share capital increase without preferential subscription rights reserved to named investors (“à personne dénommée”), consisting of the issuance of:
o	42,488,883 T2 New Shares, each with one T3 BSA attached at a subscription price of €1.35 per ABSA; and
o	up to 38,239,990 new shares at an exercise price of €1.50 per share, if all the T3 BSAs attached to the T2 New Shares are exercised.
●	the issuance of 43,437,036 T2 BSAs to subscribe initially to one ordinary share of the Company reserved to named investors (“à personne dénommée”), each with one T3 BSA attached (together the ‘PFW-BSAs’), at a subscription price of €1.34 per PFW-BSAs. The PFW-BSA allows the issuance of:
o	up to 43,437,036 new shares, at an exercise price of €1.35 per share (of which €1.34 have been prefunded on the issue date), if all the T2 BSAs are exercised; and
o	up to 39,093,329 new shares, at an exercise price of €1.50 per share, if all the T3 BSAs attached to the T2 BSAs are exercised.

Valuation approach

The fair value of the T2 New Shares and T2 BSAs call options has been estimated based on a Black & Scholes approach. This approach enables the estimation of the value of European options that may be exercised at maturity. The economics and terms of the two instruments have been analyzed as being similar to a call option.

The Black & Scholes approach is also based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, and the contractual lifespan of associated equity instruments.

The hypothesis and results are detailed in the following tables:

	As of May 7, 2025
	T2 New shares	T2 BSAs	Aggregate amount
Number of instruments (in millions of units)	42.5	43.4
Number of shares per instruments	1.0	1.0
Stock price (€)	3.19	3.19
Risk free rate	Euribor 1M	Euribor 1M
Fair Value (in millions of euros)	135.5	138.1	273.7
Unit fair value	3.19	3.18
Subscription price per instrument (€)	1.35	1.34
Gross proceeds (in millions of euros)	57.4	58.2	115.6
Settlement of derivatives (in millions of euros)	78.2	79.9	158.1

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

	As of December 31, 2024
	T2 New shares	T2 BSAs
Number of instruments (in millions of units)	42.5	43.4
Number of shares per instruments	1.00	1.00
Stock price (€)	2.18	2.18
Maturity (months)	3.0	3.0
Volatility	58.3%	58.3%
Risk free rate	Euribor 3M	Euribor 3M
Expected dividends	—	—
Fair Value (in thousands of euros)	36.100	37.300
Unit fair value	0.85	0.86

	As of December 11, 2024
	(Issuance date)
	T2 New shares	T2 BSAs
Number of instruments (in millions of units)	42.5	43.4
Number of shares per instruments	1.00	1.00
Stock price (€)	2.37	2.37
Maturity (months)	3.5	3.5
Volatility	59.3%	59.3%
Risk free rate	Euribor 3M	Euribor 3M
Expected dividends	—	—
Fair Value (in thousands of euros)	44.000	45.400
Unit fair value	1.04	1.05

Lease liabilities

Lease liabilities amount to €4.0 million as of June 30, 2025, and decreased by €0.6 million compared to December 31, 2024, due to new debts of €0.7 million due to additional Fibroscans leased and repayments of €1.3 million during the first six months of 2025. The lease liabilities are recognized each time a new Fibroscans is leased, for a period of three or four years regarding the needed use. Lease liabilities are calculated using specific discount rates, in connection with the geographic area, the maturity of the debt, and the commencement date, according to the method described in Note 3.2 – Lease contracts of the consolidated financial statements as of December 31, 2024. The rates for contracts in progress as of June 30, 2025 range from 1.89% to 5.18%.

Royalty Certificates liabilities

On August 31, 2023, the Company announced the issuance of royalty certificates (the ‘2023 Royalty Certificates’) for an aggregate amount of €5.1 million.

The 2023 Royalty Certificates are accounted at the inception at the fair value (€5.1 million on August 31, 2023), and then at the amortized cost (€9.2 million on June 30, 2025, vs. €8.1 million on December 31, 2024) with an effective interest rate of 31.9%.

On July 18, 2024, the Company announced the issuance of royalty certificates (the ‘2024 Royalty Certificates’) for an aggregate gross amount of €20.1 million.

The 2024 Royalty Certificates are accounted at the inception at the fair value (net of issuance costs of €0.5 million i.e., €19.7 million on July 18, 2024), and then at the amortized cost (€24.2 million on June 30, 2025, vs. €21.2 million on December 31, 2024) with an effective interest rate of 30.5%.

Fair value as of June 30, 2025

On June 30, 2025, the fair value of the 2023 Royalty Certificates, calculated using discounted cash flow approach, amounts to €26.9 million compared to €16.6 million on December 31, 2024, and the fair value of the 2024 Royalty Certificates, calculated using discounted cash flow approach, amounts to €84.8 million compared to €46.7 million on December 31, 2024.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

The fair value corresponds to the net present value of royalties, which depend on assumptions made by the Company with regard to the probability of success of its studies, the markets sales of lanifibranor and the discount rate 14.0%. The discount rate has been estimated based on a reconciliation between the Company’s business plan and the Company’s market capitalization as of June 30, 2025.

4.10Provisions

			Reversals	Reversals
in thousands of euros	January 1, 2025	Additions	used	unused	June 30, 2025
Short-term provisions	—	3,051	—	—	3,051
Total Provisions	—	3,051	—	—	3,051

In February 2025, the Company announced the Strategic Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor (see Note 1.2 – Significant events in the first half of 2025). In connection with the Strategic Pipeline Prioritization Plan, the Company recorded restructuring and restructuring-related provisions of €3.1 million on June 30, 2025, through Other operating income and expenses (see Note 5.3 – Other operating income and expenses). The provisions primarily consist of severance and other employee costs, as well as consulting fees associated with the Company’s restructuring activities.

The Company estimates the associated cash outflows for restructuring costs are less than one year.

4.11Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 – Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

In thousands of euros	Dec. 31, 2024	June 30, 2025
Retirement benefit obligations	1,762	891
Total obligation	1,762	891

Given the absence of plan assets at June 30, 2025 and December 31, 2024, the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

In thousands of euros	June 30, 2024	June 30, 2025
Provision at beginning of period	(1,559)	(1,762)
Expense for the period	(70)	778
Actuarial gains or losses recognized in other comprehensive income	74	93
Provision at end of period	(1,555)	(891)

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

Breakdown of expense recognized for the period

In thousands of euros	June 30, 2024	June 30, 2025
Service cost for the period	(104)	(106)
Interest cost for the period	(25)	(30)
Past service cost	—	747
Benefits for the period	59	167
Total	(70)	778

Past service costs for the year included a positive one-off impact of €0.7 million resulting from the reduction in retirement benefit obligations, in connection with the Strategic Pipeline Prioritization Plan.

4.12Other current and non-current liabilities

Other non-current liabilities

At June 30, 2025, other non-current liabilities amount to €1.1 million (compared to €1.0 million at December 31, 2024), This is mainly an advance payment received from CTTQ related to the re-invoicing of the costs of the NATiV3 Phase III global trial.

Other current liabilities

(in thousands of euros)	Dec. 31, 2024	June 30, 2025
Employee-related payables	2,604	1,684
Accrued payroll and other employee-related taxes	1,741	3,282
VAT payables	3,798	5,017
Other accrued taxes and employee-related expenses	126	576
Other miscellaneous payables	331	4,611
Other current liabilities	8,600	15,170

No discount has been performed on other current liabilities as their maturity is less than 1 year from the end of the period.

Accrued payroll and other employee-related taxes mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA, and APGIS, for the first six months of 2025.

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax, the employer’s contribution to construction investment in France and the payroll tax.

As of June 30, 2025, other miscellaneous payables mainly included three credit notes to be issued by the Company in favor of CTTQ, following the satisfaction of the condition precedent upon the closing to the T2 Transaction, for a total amount of $5 million, equivalent to €4.3 million as of June 30, 2025. (the first credit note was issued in July 2025, for an amount of $2 million, the second Credit note is required to be issued on January 1, 2026, and will amount to $1.5 million, and the third credit note is required to be issued on June 1, 2026 and will amount to $1.5 million) (see Note 1.2 Significant events in the first half of 2025).

4.13Trade payables and short-term contract liabilities

(In thousands of euros)	Dec. 31, 2024	June 30, 2025
Trade payables	32,862	34,703
Trade payables and other current liabilities	32,863	34,703

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

Trade payables

Trade payables break down as follows:

In thousands of euros	Dec. 31, 2024	June 30, 2025
Due in 30 days	30,938	31,477
Due in 30-60 days	1,925	3,226
Due in more than 60 days	—	—
Trade payable	32,862	34,703

As of June 30, 2025, trade payables are composed of accrued liabilities for €18.9 million of which €17.1 million relate to scientific projects.

As of June 30, 2025, trade payables increased by €1.8 million compared to December 31, 2024. The variation in trade payables is mainly related to the increase in research and development expenses in connection with the NATiV3 Phase III trial evaluating lanifibranor in MASH.

4.14Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category:

	June 30, 2025
		Financial
	Book value	assets/liabilities	Financial
	on the	carried at	assets	Liabilities
	statement	fair value	carried at	carried at
	of financial	through	amortized	amortized
Financial assets	position	profit or loss	cost	cost	Fair value
Current accrued income (1)	4,456	—	4,456	—	4,456
Short-term deposit accounts (1)	24,578	—	24,578	—	24,578
Trade receivables (1)	10,764	—	10,764	—	10,764
Other receivables (1)	541	—	541	—	541
Cash and cash equivalents (2)	122,076	—	122,076	—	122,076
Total	162,415	—	162,415	—	162,415

Financial liabilities
Long-term debt (3)(4)	51,599	—	—	51,599	51,438
Derivative instruments (5)	42,251	42,251	—	—	42,251
Royalty certificates liabilities(3)	33,415	—	—	33,415	111,686
Short-term debt(1)	5,533	—	—	5,533	5,533
Trade payables(1)	34,703	—	—	34,703	34,703
Other miscellaneous payables(1)	4,611	—	—	4,611	4,611
Total	172,112	42,251	—	129,861	250,222
(1)	The carrying amount of short-term financial assets and liabilities at amortized cost is considered a reasonable estimate of fair value, in accordance with IFRS 7.29.
(2)	The carrying amount of cash and cash equivalents is based on level 1 valuation and corresponds to the fair value of the assets.
(3)	The fair value of royalty certificates and EIB financial debt, accounted for at amortized cost, is determined using level 3 valuation based on unobservable inputs, as described in Note 4.9 – Financial debt
(4)	The classification of other bank borrowings within the IFRS 13 fair value hierarchy corresponds to a level 2 valuation.
(5)	The fair value of derivative instruments is determined using level 3 valuation based on unobservable inputs, as described in Note 4.9 – Financial debt.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

	Dec. 31, 2024
		Financial
	Book Value	assets/liabilities	Financial
	on the	carried at	assets	Liabilities
	statement	fair value	carried at	carried at
	of financial	through	amortized	amortized
Financial assets	position	profit or loss	cost	cost	Fair value
Advance payment	1,047	—	1,047	—	1,047
Current accrued income	1,574	—	1,574	—	1,574
Trade receivables	531	—	531	—	531
Other receivables	405	—	405	—	405
Cash and cash equivalents	96,564	—	96,564	—	96,564
Total	100,120	—	100,120	—	100,120

Financial liabilities
Long-term debt (1)	48,460	—	—	48,460	48,202
Derivative instruments	97,715	97,715	—	—	97,715
Royalty certificates liabilities	29,207	—	—	29,207	63,293
Short-term debt	5,868	—	—	5,868	5,868
Trade payables	32,862	—	—	32,862	32,862
Other miscellaneous payables	331	—	—	331	331
Total	214,444	97,715	—	116,729	248,272
(1)	See Note 4.9 – Financial debt.

The fair value for financial assets and financial liabilities measured at amortized costs is not provided if the carrying amount is a reasonable approximation of the fair value.

Note 5.    Notes to the interim condensed consolidated statement of (income) loss

5.1Revenues and other income

For the six months ended June 30, 2025, and June 30, 2024

	Six months ended
	June 30, 2024	June 30, 2025
Revenue	41	4,454
Total revenues	41	4,454
CIR	2,630	1,125
Subsidies	5	—
Other	58	32
Total other income	2,693	1,156
Total revenues and other income	2,734	5,610

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

Revenues

For the period ended June 30, 2025, €4.4 million was recognized on the CTTQ License Agreement. (See Accounting principles and CTTQ License Agreement and amendment described in the Notes 3.12 and 19.1 – Revenues to the annual consolidated financial statements for the year ended on December 31, 2024).

The Company invoiced CTTQ for $10.5 million on May 9, 2025 (the total invoice corresponds to the milestone payment of $10.0 million following the success of the T2 Transaction, and an additional billing of $0.5 million). On July 7, 2025, the Company received $9.5 million after deducting the withholding tax of $1.1 million4. As of June 30, 2025, the transaction price also include three credit notes to be issued by Inventiva in favor of CTTQ, following the satisfaction of the condition precedent upon receipt of the second tranche of the structured financing, for a total amount of $5 million5, described in Note 4.12 – Other current and non-current liabilities (see Note 1.2 – Significant events in the first half of 2025).

Other operating income

The CIR generated over the first six months of the fiscal year 2025 amounts to €1.1 million.

5.2Operating expenses

For the six months ended June 30, 2025

		Marketing –
	Research and	business	General and
June 30, 2025	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Studies	(34,487)	—	—	(34,487)
Personnel costs	(6,811)	(73)	(8,300)	(15,184)
Fees	(141)	—	(3,247)	(3,387)
Depreciation, amortization and provisions	(1,580)	—	(124)	(1,704)
Insurance	—	—	(792)	(792)
IT systems	(414)	(10)	(55)	(479)
Energy and liquids	(402)	—	—	(402)
Patents	(343)	—	—	(343)
Support costs (including taxes)	—	—	(330)	(330)
Maintenance	(177)	—	—	(177)
Disposables	(210)	—	—	(210)
Other	(327)	(663)	(1,866)	(2,855)
Total operating expenses	(44,890)	(746)	(14,713)	(60,349)

4 The Company invoiced €9.4 million on May 9, 2025 (corresponds to the milestone payment of €8.9 million euros, and an additional invoicing of €0.5 million) and received on July 7, 2025, €8.1 million after deduction of withholding tax for €0.9 million. The exchange rate on the invoice date was 1.125 dollar for one euro. The exchange rate on the closing date was 1.172 dollar for one euro.

5 The aggregate amount of the three credit notes was €4.4 million on May 9, 2025, and €4.3 million on June 30, 2025.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

For the six months ended June 30, 2024

	Research and	Marketing –	General and
June 30, 2024	development	Business	administrative
(in thousands of euros)	expenses	development	expenses	Total
Studies	(34,073)	—	—	(34,073)
Personnel costs	(7,637)	(153)	(2,600)	(10,391)
Fees	(118)	(2)	(2,675)	(2,795)
Depreciation, amortization and provisions	(1,732)	—	(122)	(1,854)
Insurance	—	—	(921)	(921)
IT systems	(405)	(6)	(33)	(444)
Energy and liquids	(447)	—	—	(447)
Patents	(643)	—	—	(643)
Support costs (including taxes)	—	—	(375)	(375)
Maintenance	(526)	—	—	(526)
Disposables	(887)	—	—	(887)
Other	(352)	(437)	(975)	(1,764)
Total operating expenses	(46,822)	(598)	(7,701)	(55,122)

Personnel costs and headcount

For the six months ended June 30, 2025

		Marketing -
	Research and	business	General and
June 30, 2025	development	development	administrative
(in thousands euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(4,139)	(65)	(1,716)	(5,920)
Payroll taxes	(1,675)	(8)	(1,549)	(3,232)
Provisions for retirement benefit obligations	255	—	435	690
Share-based compensation expense	(1,251)	—	(5,470)	(6,721)
Total personnel costs	(6,811)	(73)	(8,300)	(15,184)

The Company has 84 employees as of June 30, 2025, of which 75 are employed by Inventiva S.A. and 9 are employed by Inventiva Inc. Following the Strategic Pipeline Prioritization Plan, €6.5 million is expended or recorded in short-term provision (See Note 5.3 – Other operating income and expenses) mainly related to termination benefits and significant share-based compensations expenses have generated over the first six months of the fiscal year 2025.

For the six months ended June 30, 2024

		Marketing -
	Research and	business	General and
June 30, 2024	development	development	administrative
(in thousands euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(4,824)	(120)	(1,237)	(6,181)
Payroll taxes	(1,312)	(10)	(563)	(1,886)
Provisions for retirement benefit obligations	(51)	—	(35)	(86)
Share-based compensation expense	(1,450)	(24)	(765)	(2,238)
Total personnel costs	(7,637)	(153)	(2,600)	(10,391)

The Company has 123 employees as of June 30, 2024, of which 112 are employed by Inventiva S.A. and 11 are employed by Inventiva Inc.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

5.3Other operating income and expenses

For the six months ended June 30, 2025, and June 30, 2024

Other operating income and expenses break down as follows:

	Six months ended
In thousands of euros	June 30, 2024	June 30, 2025
Use of provisions - Inventory	—	381
Disposals of assets	160	—
Total other operating income	160	381
Disposals of tangible and intangible fixed assets	(8)	—
Restructuring expenses	—	(4,190)
Provisions - Restructuring	—	(3,106)
Share-based compensation expense	—	(1,288)
Transaction costs	(14)	—
Total other operating expenses	(22)	(8,583)
Other operating income (loss)	138	(8,202)

In February 2025, the Company announced the Strategic Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor (see Note 1.2 – Significant events in the first half of 2025).

The restructuring expenses of €4.2 million for the six months ended June 30, 2025, mainly comprise severance and other employee costs, as well as consulting fees associated with the Company’s restructuring activities. €3.1 million are recorded in short term provisions (see Note 4.10 – Provisions), and non-cash expenditures related to acceleration of vesting of Bonus share awards of €1.3 million (see Note 4.8 – Shareholders’ Equity).

5.4Financial income and expenses

For the six months ended June 30, 2025, and June 30, 2024

	Six months ended
In thousands of euros	June 30, 2024	June 30, 2025
Income from cash equivalents	430	1,246
Foreign exchange gains	157	1,181
Gain on fair value variation	8,506	—
Total financial income	9,093	2,427
Interest cost	(5,218)	(9,716)
Foreign exchange losses	(323)	(3,266)
Losses on fair value variation	—	(102,640)
Other financial expenses	(46)	(30)
Total financial expenses	(5,586)	(115,651)
Net financial income (loss)	3,507	(113,224)

The net financial result for the first six months of 2025 was a loss of €113.2 million, compared to a net income of €3.5 million in the same period of 2024. This decrease is primarily attributable to significant fair value losses on financial instruments.

For the first six months of 2025 ended June 30, 2025, financial expenses mainly include:

-	Interests cost in which:
o	€5.3 million correspond to the interests related to the EIB Finance Contract (€2.5 million related to the Tranche A and €2.8 million related to the Tranche B);
o

€4.2 million correspond to the interests related to the royalty certificates liabilities (€1.2 million related to the 2023 Royalty Certificates and €3.0 million related to the 2024 Royalty Certificates);

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

o	€0.1 million interests on the PGE loans, the PPR loans; and interests on bank overdrafts.
o	€0.1 million correspond to the interests on lease liabilities (please refer to Note 4.9 – Financial debt - Lease liabilities).
-

€8.9 million of change in fair value of the EIB Warrants issued in connection with Tranche A, €9.0 million of change in fair value of the EIB Warrants issued in connection with Tranche B, (please refer to Note 4.9 – Financial debt - Long term Derivatives) and €84.7 million of change in fair value of derivative instruments in connection with the Structured Financing (please refer to Note 4.9 – Financial Debt - Short term Derivatives); and

-	€3.3 million of foreign exchange losses.

For the first six months of 2025 ended June 30, 2025, financial income mainly include:

-	€1.2 million income interest related from deposit account; and
-	€1.2 million of foreign exchange gains.

5.5Share of net profit – Equity method

The tables below provide the summarized statement of income (loss) for the associate Hepalys. The information disclosed reflects the amounts presented in the financial statements of Hepalys and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below provide also the reconciliation between Hepalys’ loss and the share of net loss recognized in the Company statement of (income) loss.

	Six months ended
(in thousands of euros)	June 30, 2024	June 30, 2025
Research and development costs	(51)	0
General and administrative expenses	(1,475)	(2,155)
Net operating loss	(1,526)	(2,155)
Financial income	20	2
Financial expenses	(3)	(5)
Net financial income	17	(3)
Income (expense) tax	—	—
Net loss for the period	(1,509)	(2,158)
Exchange difference on translation of foreign operations	(1,964)	(573)
Items that will be reclassified subsequently to profit or loss	(1,964)	(573)
Total comprehensive loss	(3,473)	(2,732)
Group’s share in %	15%	15%
Share of net loss	(235)	(334)
Elimination of downstream sales	66	113
Share of net loss - Equity method	(168)	(220)

As of June 30, 2025, Hepalys has not generated any sales.

5.6Income tax

The income tax calculation for interim periods is set out in Note – 3.3 Specific disclosure requirements for unaudited interim financial statements.

As the imputation of tax benefits on tax losses of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the Company and regarding the nil projected tax rate as of December 31, 2025, no current taxes were recorded as of June 30, 2025, for Inventiva S.A.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

5.7Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the six-month period ended June 30, 2025.

For the six months ended June 30, 2025, and June 30, 2024

	Six months ended
in euros, except net income (in thousands of euros)	June 30, 2024	June 30, 2025
Net loss for the period	(49,029)	(175,882)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share(1)	51,982,093	108,839,636
Basic/diluted loss per share	(0.94)	(1.62)
(1)	In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Group as of June 30, 2025 and 2024.

Note 6.    Other financial information

6.1Commitments related to operational activities

Obligations under the terms of subcontracting agreements

In the ordinary course of its business, the Company enters into agreements with CROs for clinical trials, as well as with contract manufacturing organizations (‘CMOs’) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes. The Company’s agreements generally provide for termination with specified periods of advance notice.

Such agreements are generally cancellable contracts and are not included in the description of the Company’s contractual obligations and commitments.

Commitments given and received

In thousands of euros	Dec. 31, 2024	June 30, 2025
CRO (1)	156,870	181,617
CMO	5,332	5,810
Lease	6,570	5,622
Others	18,476	27,132
Total commitments given	187,248	220,180
Agreements concerning the provision of facilities	326	354
Total commitments received	326	354

(1)Including CRO with Pharmaceutical Research Associates B.V.

Contract CRO with Pharmaceutical Research Associates Group B.V.

In April 2021, in connection with the NATiV3 Phase III trial in MASH, the Company entered into an agreement, with retroactive effect in January 2021, with PRA, acting as a CRO. The contract aims to support the regulatory approval of lanifibranor in adult patients in Europe and in the United States.

The Company also entered into a CRO agreement with PRA in connection with the LEGEND Phase IIa clinical trial, effective January 14, 2022. Under the terms of the agreement, PRA will conduct a clinical trial to evaluate the benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic MASH. The commitment to PRA under this agreement amounts to an aggregate of €13.3 million.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

On June 26, 2023, in connection with the NATiV3 Phase III trial in MASH, the Company entered into a new amendment to the April 2021 agreement with retroactive effect in January 2021 with PRA. The amendment updates the provisions relating to study information following changes to the trial protocol. In March 2025, the Company entered into a new amendment, the total commitment amount to PRA was €276.2 million, with a bonus or malus will decrease from €3.4 million to €0.7 million in 2026. The commitment also includes €22.5 million to be paid by CTTQ.

As of June 30, 2025, the amount remaining to be paid under the contract is €181.6 million.

Others

The €26.9 million in “Other” commitments given as of the end of the first six months of 2025 (compared to €18.5 million as of the end of 2024) correspond to purchase orders placed with suppliers (excluding CROs, CMOs, and lessors), for which a commitment had been made as of the end of the period. On June 30, 2025 this includes a €8.3 million commitment with the supplier Fisher Clinical compared to €9.8 million on December 31, 2024, and a €5.3 million commitment with the supplier Marken SAS which amount was nil as of December 31, 2024. Fisher Clinical is responsible for packaging and clinical supply for the NATiV3 trial and handles the distribution of treatment kits containing either the active product lanifibranor or a placebo, intended for investigator sites and patients. Marken SAS provide home healthcare laboratory study visits for patients enrolled in the NATiV3 Study.

6.2Related-party transactions

The subscription agreement entered into on May 2, 2025 between the Company and Samsara BioCapital L.P. is a regulated agreement within the meaning of the article L. 225-38 of the French Commercial Code and was approved by the Board of Directors on May 2, 2025 in the context of the Structured Financing. Mr. Srinivas Akkaraju, member of the board of directors of the Company, is an executive member of the firm Samsara BioCapital GP, LLC. Samsara BioCapital GP, LLC is the general partner of Samsara BioCapital L.P.

Samsara BioCapital L.P subscribed to 6,637,037 ABSAs for a price of €8,959,999.95.

The other related-party transactions are those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2024.

INTERIM FINANCIAL REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2025 ||

6.3Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk, liquidity risk, interest rate risk, fair value measurement - derivatives risk and inflation risk.

The financial risks are those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2024, as updated for risks regarding liquidity which are described in the Note 3.4 – Going Concern.

The maturity analysis of financial liabilities based on undiscounted contractual cash flows is as follows:

June 30, 2025		Between 1 and	Between 3 and
(in thousands of euros)	Less than 1 year	3 years	5 years	More than 5 years
Bank borrowings and related derivatives	2,966	58,580	1,780	—
Accrued interest payable on loans	8	2,163	—	—
Lease liabilities	2,608	1,405	—	—
Royalty certificates liabilities	—	1,383	21,225	399,865
Trade payables	34,703	—	—	—
Other miscellaneous payables	4,611	—	—	—
Total debt	44,896	63,531	23,005	399,865

Dec. 31, 2024		Between 1 and	Between 3 and
In thousands of euros	Less than 1 year	3 years	5 years	More than 5 years
Bank borrowings	3,275	39,252	2,002	668
Accrued interest payable on loans	73	1,816	—	—
Lease liabilities	2,642	2,330	4	—
Royalty certificates liabilities	—	—	—	422,472
Trade payables	32,862	—	—	—
Other miscellaneous payables	331	—	—	—
Total debt	39,184	43,398	2,006	423,140

In accordance with paragraph IFRS 7.B11A, derivative instruments related to the EIB warrants are presented together with the corresponding financial liability (under the “bank borrowings” line item).

Accrued interest payable on loans with maturities between one and three years correspond to accrued interest on the EIB loan since the last contract anniversary date. The difference between the €2.2 million and the €5.4 million of the statement of financial position arises from the discrepancy between the IFRS effective interest rate and the contractual rate.

6.4Events after the reporting date

Nomination of Martine Zimmermann as Executive Vice President of Regulatory Affairs and Quality Assurance with effect as of August 18th, 2025

The Company has appointed Martine Zimmermann, PharmD, to its executive leadership team as Executive Vice President of Regulatory Affairs and Quality Assurance. Prior to taking on this position, Martine Zimmermann resigned as a member of the Board of Directors of the Company effective August 17, 2025. With extensive experience in global regulatory strategy for liver diseases, including successful approvals of PPAR-based therapies, she joins the Company at a critical time as the Company prepares for potential regulatory submissions for lanifibranor, its lead candidate for MASH. Her background includes senior roles at Ipsen and Alexion Pharma, and she brings deep expertise across the U.S., Europe, and Japan.